Independent Proxy Advisor Recommends Taseko Shareholders Vote
YELLOW Proxy AGAINST the Dissident

April 21, 2016, Vancouver, BC –Taseko Mines Limited (TSX: TKO; NYSE MKT: TGB) (“Taseko” or the “Company”) announced today that Glass Lewis & Co.*, a leading independent proxy advisory firm, has recommended that Taseko shareholders vote the YELLOW proxy AGAINST all proposals made by dissident Raging River Capital LLC (“RRC” or the “Dissident”). A shareholders’ meeting regarding the vote is scheduled for May 10, 2016.

Glass Lewis is a leading independent provider of global governance services, helping institutional investors understand and connect with the companies they invest in. The independent recommendations of Glass Lewis are intended to assist shareholders in making choices regarding proxy voting decisions.

“We welcome the Glass Lewis unbiased third party recommendation and encourage shareholders to follow its advice," said Linda Thorstad, Chair of Taseko’s Special Committee. “Taseko shares the concerns expressed by Glass Lewis regarding RRC’s lack of credibility, conflicts of interest, weak slate of proposed directors, inadequate disclosure and opportunism.”

“Glass Lewis’ analysis validates our belief that the Company’s best path forward lies with our incumbent Board.”

Glass Lewis made its recommendation in a detailed 16-page report after carefully reviewing the facts and arguments made by Taseko and the Dissident in their respective Information Circulars. In recommending that its clients vote AGAINST all proposals made by RRC, Glass Lewis draws attention to the following key concerns:

•

RRC is “an entity which, based on publicly available information, appears to be both hastily formed and opportunistic, with a greater financial interest in Taseko's bonds than in the Company's equity. Perhaps more disconcerting still, RRC was decidedly lax in disclosing this prospectively conflicted financial interest -- as well as the similarly conflicted and affiliated financial interests of the bulk of its own nominees -- until pressured by Taseko's own public disclosures. Given these issues, as well as a litany of concerns in relation to significant portions of RRC's remaining arguments, we believe shareholders should refrain from supporting any Dissident resolution at this time…”

•

“RRC's proposed slate, mired in conflicts of interest and questionably weighted in terms of applicable industry experience, offers little in the way of decisive superiority relative to the incumbent directors the Dissident has proposed to replace.”

In conclusion, Glass Lewis believes the Dissident’s disclosed arguments to be “flatly unconvincing” and finds it “unsurprising that RRC's primary arguments seem to generally rely on absolute references, obscured methodologies and, in some cases, inaccurate or wholly unsupported data points.”

Accordingly, Glass Lewis recommends that shareholders use Taseko’s YELLOW proxy card to vote:

•	AGAINST RRC’s proposal to remove Taseko’s directors, Russ Hallbauer, Ron Thiessen and Robert Dickinson as directors
•	AGAINST RRC’s resolution to fix the Board at nine and elect four RRC Nominees
•	AGAINST RRC’s alternative proposal to fix the board side at 12 directors
•	WITHHOLD on the four RRC Nominees

* Permission to quote Glass Lewis was neither sought nor obtained.

Vote the Yellow Proxy Today

Taseko believes shareholders should follow the Glass Lewis recommendations and vote the YELLOW proxy immediately. While Taseko believes it has the support of most shareholders, every vote will count and if the Dissident Nominees are elected, the value of your investment will be at risk. Even if a shareholder previously voted a blue proxy, a later-dated YELLOW proxy will cancel the earlier vote.

Taseko encourages shareholders to read its Management Information Circular and Letter to Shareholders to understand the main reasons to support directors Russ Hallbauer, Ron Thiessen and Robert Dickinson and to vote the YELLOW proxy AGAINST the RRC Nominees. Shareholder materials are available at www.tasekomines.com/proxycontest and on SEDAR, www.sedar.com.

The proxy voting deadline is 10 am (Pacific Time) on May 6, 2016. Shareholders with questions about voting their shares may call Laurel Hill Advisory Group at 1-877-452-7184 (toll free) or by email at assistance@laurelhill.com.

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Shareholders may also contact Taseko’s proxy solicitation agent:
Laurel Hill Advisory Group
North America Toll Free: 1-877-452-7184
Collect Calls Outside North America: 416-304-0211
Email: assistance@laurelhill.com

Russell Hallbauer
President and CEO

About Taseko

Taseko is focused on the operation and development of mines in North America. Headquartered in Vancouver, Canada, Taseko is the owner (75%) and operator of the Gibraltar Mine, the second largest open pit copper-molybdenum mine in Canada. Taseko’s Aley Niobium Project, Florence Copper Project, and New Prosperity Gold-Copper Project are all advanced staged projects which provide the Company with a diverse commodity pipeline.